UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

hopTo Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

440271302

(CUSIP Number)

Jonathon R. Skeels

Novelty Capital, LLC

620 Newport Center Drive, 11th Floor

Newport Beach, CA 92660

(949) 415-6896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Novelty Capital Series Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 6,905,326
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,905,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Novelty Capital Series GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 6,905,326
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,905,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Novelty Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,397,150
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Novelty Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,397,150
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Novelty Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,302,476
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO; IA

CUSIP No. 440271302

1	NAME OF REPORTING PERSON Jonathon R. Skeels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,302,476
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This statement constitutes an amendment to the Schedule 13D filed by the undersigned reporting persons on April 2, 2018 (as amended to date, the “Schedule 13D”) with respect to shares of common stock, par value $.0001 per share (the “Common Stock”), of hopTo Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended by restating the Reporting Persons’ holdings of Common Stock as follows:

The Reporting Persons (as defined below) beneficially own 8,302,476 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 44.59% of the outstanding shares of Common Stock, based on 18,621,533 shares of Common Stock outstanding upon completion of the Rights Offering and Backstop Agreement as disclosed in Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities Exchange Commission on February 28, 2020.

Item 2. Identity and Background

(a), (f) This statement is being filed by:

●	Novelty Capital Series Fund LP, a Delaware limited partnership (“Novelty Capital Series Fund LP”);
●	Novelty Capital Series GP, LLC, a Delaware limited liability company as general partner of Novelty Capital Series Fund, LP (“Novelty Capital Series GP”);
●	Novelty Capital Partners LP, a Delaware limited partnership (“Novelty Capital Partners LP”);
●	Novelty Capital Partners GP, LLC, a Delaware limited liability company as general partner of Novelty Capital Partners LP (“Novelty Capital Partners GP”)
●	Novelty Capital, LLC, a Delaware limited liability company (“Novelty Capital”); and
●	Jonathon R. Skeels, an individual (“Skeels” and together with Novelty Capital Series Fund LP, Novelty Capital Series GP, Novelty Capital Partners LP, Novelty Capital Partners GP and Novelty Capital, the “Reporting Persons”).

The Reporting Persons entered into an amended joint filing agreement, dated as of August 13, 2020, which is filed as Exhibit 99.2.

(b) The address of the principal business and principal office of each of the Reporting Persons is 620 Newport Center Drive, 11th Floor Newport Beach, CA 92660.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

Novelty Capital Series Fund LP purchased an aggregate 6,905,326 shares of Common Stock for aggregate consideration of $2,071,598. Novelty Capital Series Fund LP funded these amounts out of its capital.

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Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following disclosure.

On August 13, 2020, the transactions contemplated by the Issuer’s previously disclosed backstop agreement, entered into by the Company and the investors party thereto on January 31, 2020 the (“Backstop Agreement”), were consummated. Novelty Capital Series Fund LP acquired 6,905,326 shares of Common Stock pursuant to the Backstop Agreement. Following the closing, the Reporting Persons collectively beneficially approximately 44.59% of the outstanding shares of Common Stock.

On January 23, 2020, the Issuer’s board of directors granted a conditional waiver under the Issuer’s tax benefits preservation rights agreement for the Reporting Persons to acquire up to 49.5% of the outstanding shares of Common Stock per the Backstop Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to add the following disclosure:

(a) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by herein reference.

(b) Novelty Capital Series Fund LP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Novelty Capital Series Fund LP, the Novelty Capital Series GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole member of Novelty Capital Series GP, Novelty Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Jonathon R. Skeels’ position as the Managing Partner of Novelty Capital, Mr. Skeels may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c) Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) Novelty Capital Series Fund LP has the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the disclosure in Item 4 of this amendment.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 30, 2018, among Novelty Capital Partners LP, Novelty Capital Partners GP, Novelty Capital, LLC and Jonathon R. Skeels (incorporated by reference to Exhibit 99.1 to the Schedule 13D).

99.2

Amended Joint Filing Agreement, dated as of August 13, 2020, among Novelty Capital Series Fund LP, Novelty Capital Series GP, Novelty Capital Partners LP, Novelty Capital Partners GP, Novelty Capital, LLC and Jonathon R. Skeels.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2020

NOVELTY CAPITAL SERIES FUND LP

By:	Novelty Capital Series GP LLC, its General Partner

By	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL SERIES GP LLC

Novelty Capital, LLC, sole member of the General Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner
NOVELTY CAPITAL PARTNERS LP

By:	Novelty Capital Partners GP LLC, its General Partner

By:	Novelty Capital, LLC, sole member of the General Partner

By	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL PARTNERS GP LLC

By:	Novelty Capital, LLC, sole member of the General Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL, LLC

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels

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